

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 23, 2008

Mr. S. Jeffrey Johnson
Chief Executive Officer
Cano Petroleum, Inc.
801 Cherry Street, Suite 3200
Ft. Worth, TX 76102

> **Re:** **Cano Petroleum, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed September 11, 2008**
> **Amendment No. 1 to Form 10-K**
> **for the Fiscal Year Ended June 30, 2008**
> **Filed October 28, 2008**
> **File No. 1-32496**

Dear Mr. Johnson:

We have reviewed your Form 10-K for the Fiscal Year Ended June 30, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Business and Properties, page 3

Customers, page 8

1. We note your disclosure that during the year ended June 30, 2008, 10% or more of your total revenues were attributable to four customers accounting for 33%, 18%, 15% and 14% of total operating revenue, respectively. Please advise why you have not identified the name of each such customer and its relationship, if any, to you. See Item 101(c)(vii) of Regulation S-K. In addition, please advise whether you have filed as exhibits all material contracts with such customers. See Item

601(b)(10) of Regulation S-K. For example, we note that your exhibit index lists only the gas purchase agreements with Duke Field Services L.P. and ONEOK Texas Field Services LP as material contracts.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations - Years Ended June 30, 2008, 2007, and 2006

Operating Expenses, page 46

2.   We note your discussion of operating expenses identifies the dollar changes for each specific type of costs that contributed to the total change in operating expenses from period to period. Please expand your results of operation discussion to explain and provide insight into the underlying reasons for variances and provide an indication of whether or not the current results are indicative of expected results. Please provide information about the quality and potential variability of earnings and cash flow, so readers can ascertain the likelihood that past performance is indicative of future performance. Please refer to FRC Section 501.12. This comment is applicable to your discussions of all operating expenses (i.e. lease operating expenses, general and administrative, etc.). If you conclude it is necessary to modify your disclosures, please provide us a sample of your proposed expanded disclosures.

        This comment is also applicable to your Form 10-Q for the quarterly period ended September 30, 2008.

3.   We note your increase in legal fees as a result of your fire litigation. Please expand your discussion to address your current expectations regarding future legal costs, and if applicable, discuss how the proceeds received from your insurance agency, or any other reimbursements related to your fire litigation have been reported.

        This comment is also applicable to your Form 10-Q for the quarterly period ended September 30, 2008.

Financial Statements

General

4.   We were unable to locate your statement of comprehensive income, or the components of comprehensive income. Please provide this information, or tell us why you believe this information is not required. If you do not have any items related to comprehensive income, please include a statement to that affect within the notes to your consolidated financial statements.

Consolidated Statements of Operations, page F-3

5.   We note you have reported separate line items on the face of your statement of operations for realized and unrealized gains and losses commodity derivatives. Please modify your presentation to report realized and unrealized gains and losses from derivatives in a single line item, or tell us why you believe your current presentation is appropriate.

Notes to Consolidated Financial Statements

Note 1 Organization and Summary of Significant Accounting Policies

Oil and Gas Properties and Equipment, page F-6

6.   We note you explain that you intend to achieve growth by developing your existing oil and natural gas properties through enhanced oil recovery techniques such as waterflooding and alkaline-surfactant-polymer (ASP) technology. Please expand your accounting policy disclosure to explain how you account for the cost of the injected materials used in your enhanced recovery methods through all phases of a project's life (i.e. exploration, development and production). Provide us with a summary of your accounting conventions by type of injected material such as water, ASP, etc. Clarify the stage of a project's lifecycle that your accounting for injected materials may change.

Revenue Recognition, page F-7

7.   Please expand your disclosure to address whether you apply the sales or entitlements method of recording revenue. If necessary, please also address your accounting for imbalances. See EITF 90-22 for additional guidance.

Note 12 Commitments and Contingencies

General

8.   We note your disclosure of lawsuits related to the wildfire that began on March 12, 2006. Please expand your disclosure to include your conclusion as to the likelihood that a future event or events will confirm a loss or impairment of an asset or the incurrence of a liability using the framework and terms established in paragraph 3 of FAS 5. Please also disclose whether any amounts have been accrued under the guidance of paragraph 8 of FAS 5. If no accrual for a loss contingency has been made, please expand your disclosure to include an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

Refer to paragraph 10 of FAS 5. Please include a sample of your expanded disclosure in your response.

This comment is also applicable to your Form 10-Q for the quarterly period ended September 30, 2008.

Amendment No. 1 to Annual Report on Form 10-K for the fiscal year ended June 30, 2008

Item 11. Executive Compensation, page 3

2008 Director Compensation, page 27

9. We note your disclosure regarding the June 28, 2007 board resolution that upon the resignation of any current member of the board who is in good standing on the date of resignation, such member's unvested stock options shall be vested. We also note your disclosure that when Mr. Dent retired as a director on December 12, 2007, his unvested stock options vested pursuant to such resolution. Please disclose the value of such accelerated vesting. See Item 402(k)(2)(vii)(D)(1) of Regulation S-K.

Signatures, page 35

10. Please revise your filing to include all signatures required by General Instruction D to Form 10-K. For example, we note that your filing has not been signed by the majority of your board of directors.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Notes to Financial Statements

Note 2 Discontinued Operations, page 7

11. We note you have presented a pro forma balance sheet and statement of operations to present the effects of the sale of Pantwist LLC on October 1, 2008. Please modify your presentation to remove the pro forma information, or tell us why you believe such presentation is most appropriate. Please include the applicable accounting guidance you believe supports your current presentation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Strategy, page 20

12.   We note your disclosure presenting pro forma proved reserves as of June 30, 2008, as if the sale of Pantwist LLC had occurred as of such date. Please modify your disclosure to discontinue using the term "pro forma", and clearly disclose the amount of proved reserves associated with Pantwist LLC, that you will no longer include in your proved reserves disclosures.

Results of Operations

Operating Revenues, page 23

13.   We note from your disclosure the decreased gas sales pertain primarily to the Barnett Shale production from your Desdemona Properties due to reduced development activity and lower gas production from your Panhandle Properties due to normal decline. Your disclosure provides limited insight into the underlying reasons for variances and guidance on whether or not the current results are indicative of expected results. The objective should be to provide information about the quality and potential variability of earnings and cash flow, so readers can ascertain the likelihood that past performance is indicative of future performance. Please expand your disclosure to explain to readers if the volume of production decline is expected continue in future periods, and what managements plans are with regard to such declines.

Engineering Comments

Our Properties, page 3

14.   Please expand your disclosure to include your average working and net interest in these properties. Please see Instruction 3 of Item 102 of Regulation S-K.

Risks Related to Our Business, page 14

15.   Please expand your disclosure to include an additional risk factor noting the higher operating costs associated with your development strategies of waterflooding and EOR methods. We note your actual operating costs and production taxes of $36.08 per barrel in 2008.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Overview, Introduction, page 35

16.   You state that the 20% decline in proved reserves from 2007 was primarily driven by revisions in your development plan based on current industry practice that placed many reserves outside the window of allowed proved reserves classification and reduced the allowed PUD locations booked per PDP location. Supplementally, please explain to us in detail what you mean by these reasons for your negative revisions.

Capital Development Update, page 36

Panhandle Properties, page 36

17.   You state that you converted 1.4 million barrels equivalent of proved undeveloped reserves to proved developed reserves because of the positive response to the waterflood. Please reconcile this with previous disclosure that stated in 2006 these properties were producing 800 barrels equivalent per day and in 2007 they were producing 650 barrels of oil equivalent per day. You currently report these properties are producing 600 barrels of oil equivalent per day.

Desdemona Properties, page 37

18.   You indicate that you do not expect to see meaningful response from the waterflood until the second quarter of 2009 yet you have booked 1.2 million barrels equivalent of proved developed non-producing reserves. If you have not yet seen response from a pilot project or a full field flood the reserves should be classified as proved undeveloped reserves. Please revise your document as necessary.

Desdemona Properties – Barnett Shale, page 37

19.   Please clarify to us the actions you took that based on current industry practice you limited the number of PUD locations that could be booked against existing wells from 76 to 40 and, therefore, reduced the PUD reserves by 5 million barrels equivalent.

Nowata Properties, page 38

20.   You state that all of your reserves on this property are classified as proved
developed producing reserves. Please tell us how many proved reserves you have
attributed to the ASP pilot project and how many to the full field ASP project.

Corsicana Properties, page 38

21.   You indicate that you re-established 4,000 barrels of water injection per day in
December 2007 in this field where a prior waterflood had been in operation. We
assume that the prior waterflood was terminated upon reaching the economic limit.
You have booked 114 thousand barrels of proved reserves, which is greatly
reduced from your 2006 estimate of 848 thousand barrels; however this field is
only producing 3 barrels of oil per day. Please provide to us additional information
that your estimate of 114 thousand barrels is reasonably certain of being recovered.

Supplementary Financial Information for Oil and Gas Producing Activities (Unaudited),
page F-37

22.   You explanation of reserve changes for FY 2008 does not appear to be complete.
You have provided explanations for a reduction of eight million barrels equivalent
but you had negative revisions of approximately 20.6 million barrels equivalent in
2008. Therefore, please revise your document to provide explanations for your
complete reserve revision. Please see paragraph 11 of SFAS 69.

23.   You also stated that you reduced your proved undeveloped reserves by 3 million
barrels equivalent due to poor performance. However, it appears that a reduction
due to poor performance would also cause proved developed reserves to be
reduced. Please explain this to us.

24.   Please provide to us your reserve report as of June 30, 2008 by email. Please call
James Murphy at the phone number at the end of this letter for the email address.

Standardized Measure of Future Net Discounted Cash Flows, page F-39

25.   Please reconcile your estimated future production costs of approximately $23.52
per barrel with your reported 2008 actual production costs of $36.08 per barrel.

Press Release of September 11, 2008

26.   In the September press release you stated under Fiscal Year Results – Capital
Expenditure that the reserves decrease were partially offset by 4.8 million BOE of
additions at the Panhandle waterflood and the Cota field due to infield drilling and

20-acre expected PUD waterflood performance. Please reconcile this statement regarding the Panhandle waterflood with the November 10, 2006 letter from Forrest A. Garb & Associates that included in the response letter filed on December 15, 2006 where Garb indicates in point of interest number four that a certain percentage of original oil in place was assumed for proved reserves for your leases in the Panhandle field. It would appear that any incremental gain due to drilling and performance in Panhandle would be limited to acceleration of reserves already booked as a percent of oil in place. Therefore, please explain the justification for this reported increase in reserves to us.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Jill S. Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Laura Nicholson at (202) 551-3584 or in her absence, Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director